UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 31, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Second Quarter 2024 Earnings Release 25 July, 2024 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20 - F filed on April 3, 2024 . 2

Consolidated Statements of Income Quarterly Comparison (Unaudited) 3 (NT$ million) Q2 / 2024 % Q1 / 2024 % Q2 / 2023 % QoQ YoY Net Revenues: ATM 76,676 54.7% 72,862 54.9% 75,256 55.2% 5% 2% EMS 62,853 44.8% 59,326 44.7% 60,384 44.3% 6% 4% Others 709 0.5% 615 0.4% 635 0.5% 15% 12% Total Net Revenues 140,238 100.0% 132,803 100.0% 136,275 100.0% 6% 3% Gross Profit 23,066 16.4% 20,868 15.7% 21,741 16.0% 11% 6% Operating Income (Loss) 9,021 6.4% 7,525 5.7% 9,412 6.9% 20% -4% Pretax Income (Loss) 10,117 7.2% 7,860 5.9% 10,111 7.4% 29% 0% Income Tax Benefit (Expense) (1,952) -1.4% (1,904) -1.4% (1,914) -1.4% Non-controlling Interests (382) -0.3% (274) -0.2% (457) -0.3% Net Income Attributable to Shareholders of the Parent 7,783 5.5% 5,682 4.3% 7,740 5.7% 37% 1% Basic EPS(NT$) 1.80 1.32 1.80 36% 0% Diluted EPS(NT$) 1.75 1.28 1.76 37% -1% Additional Commentary From Management 1&2 : Gross Profit excl. PPA expenses 24,013 17.1% 21,775 16.4% 22,654 16.6% 10% 6% Operating Income excl. PPA expenses 10,230 7.3% 8,695 6.5% 10,587 7.8% 18% -3% Net income attributable to shareholders of the parent excl. PPA expenses 8,978 6.4% 6,834 5.1% 8,902 6.5% 31% 1% Basic EPS(NT$) excl. PPA expenses 2.08 1.58 2.07 32% 0% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL trans act ion, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses NT$1.17bn in 2Q24, and NT$1.13bn in both 1Q24 and 2Q23. 2 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/ Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right - of - use assets an d deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit NT$0.04bn in both 2Q24 and 2Q23, and NT$0.03bn in 1Q24.

Consolidated Operations (Unaudited) 4 72,524 75,256 82,590 80,761 72,862 76,676 57,731 60,384 70,948 79,155 59,326 62,853 14.8% 16.0% 16.2% 16.0% 15.7% 16.4% 5.9% 6.9% 7.4% 7.4% 5.7% 6.4% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q2 / 2024 % Q1 / 2024 % Q2 / 2023 % QoQ YoY Net Revenues: Packaging 63,838 82.1% 60,388 81.7% 62,607 82.3% 6% 2% Testing 12,623 16.2% 12,102 16.4% 12,292 16.1% 4% 3% Direct Material 1,264 1.6% 1,338 1.8% 1,165 1.5% -6% 8% Others 88 0.1% 80 0.1% 44 0.1% 10% 100% Total Net Revenues 77,813 100.0% 73,908 100.0% 76,108 100.0% 5% 2% Gross Profit 17,201 22.1% 15,557 21.0% 16,161 21.2% 11% 6% Operating Income (Loss) 7,254 9.3% 6,077 8.2% 7,405 9.7% 19% -2% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 18,117 23.3% 16,433 22.2% 17,035 22.4% 10% 6% Operating Income excl. PPA expenses 8,420 10.8% 7,203 9.7% 8,529 11.2% 17% -1% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transacti on, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses e xcluded are related to depreciation, amortization and other expenses NT1.17bn in 2Q24, NT$1.13bn in 1Q24, and NT$1.12bn in 2Q23.

ATM Operations (Unaudited) 6 14,749 16,161 18,590 19,218 15,557 17,201 73,319 76,108 83,684 82,004 73,908 77,813 20.1% 21.2% 22.2% 23.4% 21.0% 22.1% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 50% 48% 52% 53% 52% 49% 17% 19% 19% 17% 18% 19% 33% 33% 29% 30% 30% 32% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type (Unaudited) 8 41% 41% 44% 44% 43% 44% 34% 34% 32% 30% 30% 31% 8% 7% 8% 8% 9% 7% 16% 16% 15% 16% 16% 16% 1% 2% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Material Testing Others Wirebonding Bump/FC/WL P/SiP

EMS Operations Quarterly Comparison/Revenues by Application (unaudited) (NT$ million) Q2 / 2024 % Q1 / 2024 % Q2 / 2023 % QoQ YoY EMS Net Revenues 62,907 100.0% 59,365 100.0% 60,424 100.0% 6% 4% Gross Profit 6,037 9.6% 5,499 9.3% 5,639 9.3% 10% 7% Operating Income (Loss) 1,955 3.1% 1,657 2.8% 2,089 3.5% 18% -6% 9 35% 34% 34% 40% 34% 33% 8% 8% 8% 11% 12% 11% 29% 33% 37% 28% 27% 29% 17% 15% 12% 11% 12% 13% 9% 8% 7% 8% 12% 11% 2% 2% 2% 2% 3% 3% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 (NT$ million) Jun. 30, 2024 Mar. 31, 2024 Cash and cash equivalent $66,173 $75,105 Financial assets - current 9,162 8,410 Financial assets - non current & investments - equity method 30,887 30,776 Property, plant & equipment 271,835 265,592 Total assets 682,930 681,470 Short-term loans & short-term bills payable 51,065 56,863 Current portion of bonds payable 13,099 9,602 Current portion of long-term loans 5,556 4,473 Bonds payable 21,976 31,618 Long-term loans 84,414 84,589 Total interest bearing debts 183,938 195,344 Total liabilities 359,460 369,301 Total equity (Including non-controlling interest) 323,470 312,169 Quarterly EBITDA* 26,127 23,974 Current ratio 1.17 1.19 Net debt to equity ratio 0.34 0.36 * : EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items.

Equipment Capital Expenditures vs. EBITDA * (Unaudited) 11 231 209 239 234 228 406 781 843 885 895 766 811 0 200 400 600 800 1,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 US$ million Capex EBITDA* * : EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items.

Third Quarter 2024 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2024 to be as follows:  In NT dollar terms, our ATM 3 rd quarter 2024 revenues should grow by high single digits quarter over quarter;  Our ATM 3 rd quarter gross margin should be between 23% to 23.5%;  In NT dollar terms, our EMS 3 rd quarter 2024 revenues should grow mid to high teens quarter over quarter;  Our EMS 3 rd quarter 2024 operating margin should be slightly above 4 th quarter 2023 levels of 3.5%. 12

Thank you

Appendix 1 Consolidated Statements of Comprehensive Income (Unaudited) 14 (NT$ thousand) Q1/2023 Q2/2023 Q3/2023 Q4/2023 FY/2023 Q1/2024 Q2/2024 Revenues 130,891,073 136,275,353 154,166,844 160,581,201 581,914,471 132,802,855 140,238,063 COGS 111,551,750 114,534,530 129,251,183 134,819,876 490,157,339 111,934,809 117,172,132 PPA under COGS 917,384 913,036 907,151 906,818 3,644,389 907,257 946,878 Gross profit 19,339,323 21,740,823 24,915,661 25,761,325 91,757,132 20,868,046 23,065,931 Gross profit excl. PPA 20,256,707 22,653,859 25,822,812 26,668,143 95,401,521 21,775,303 24,012,809 OPEX 11,643,749 12,328,656 13,510,320 13,946,699 51,429,424 13,343,096 14,045,278 PPA under OPEX 261,948 262,147 262,426 262,460 1,048,981 262,320 262,560 Operating income 7,695,574 9,412,167 11,405,341 11,814,626 40,327,708 7,524,950 9,020,653 Operating income excl. PPA 8,874,906 10,587,350 12,574,918 12,983,904 45,021,078 8,694,527 10,230,091 Non Op gain/(loss) 174,771 698,626 846,651 552,592 2,272,640 334,868 1,096,772 PPA under Non Op gain/ (loss) 6,270 7,693 69 1,423 15,455 1,027 3,670 Non Op gain/ (loss) excl. PPA 181,041 706,319 846,720 554,015 2,288,095 335,895 1,100,442 Pretax income 7,870,345 10,110,793 12,251,993 12,367,218 42,600,349 7,859,818 10,117,424 PPA under Pretax income 1,185,602 1,182,876 1,169,646 1,170,701 4,708,825 1,170,604 1,213,108 Pretax income excl. PPA 9,055,947 11,293,669 13,421,639 13,537,919 47,309,174 9,030,422 11,330,532 Tax expenses 1,777,556 1,913,865 2,890,485 2,461,045 9,042,951 1,904,488 1,952,288 PPA under Tax expense (13,652) (12,466) (11,470) (11,278) (48,866) (10,700) (10,789) Tax expense excl. PPA 1,791,208 1,926,331 2,901,955 2,472,323 9,091,817 1,915,188 1,963,077 Non-controlling interests 275,624 456,505 585,666 514,200 1,831,995 273,822 381,687 PPA under Non-controlling interests 9,332 8,517 7,814 7,709 33,372 7,239 7,815 Non-controlling interests excl. PPA 284,956 465,022 593,480 521,909 1,865,367 281,061 389,502 Net income attributable to shareholders of the parent 5,817,165 7,740,423 8,775,842 9,391,973 31,725,403 5,681,508 7,783,449 PPA expenses under Net income attributable to shareholders of the parent 1,162,618 1,161,893 1,150,362 1,151,714 4,626,587 1,152,665 1,194,504 Net income attributable to shareholders of the parent excl. PPA 6,979,783 8,902,316 9,926,204 10,543,687 36,351,990 6,834,173 8,977,953 Total PPA expenses 1,171,950 1,170,410 1,158,176 1,159,423 4,659,959 1,159,904 1,202,319 Basic EPS (NT$) 1.36 1.80 2.04 2.18 7.39 1.32 1.80 Basic EPS (NT$) excl. PPA 1.63 2.07 2.31 2.45 8.46 1.58 2.08 Diluted EPS (NT$) 1.30 1.76 2.00 2.13 7.18 1.28 1.75 Diluted EPS (NT$) excl. PPA 1.57 2.03 2.27 2.40 8.25 1.54 2.03